TITAN MEDICAL INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

(IN UNITED STATES DOLLARS)

This Management’s Discussion and Analysis (“MD&A”) is dated August 8, 2017.

This MD&A provides a review of the performance of Titan Medical Inc. (“Titan” or the “Company”) and should be read in conjunction with its unaudited condensed interim financial statements for the three and six months ended June 30, 2017 (and the notes thereto) (the “Financial Statements”). The Financial Statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”).

Internal Control over Financial Reporting

During the three and six months ended June 30, 2017, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Forward-Looking Statements

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion other than statements of historical facts that address future events, developments or transactions that the Company expects, are forward-looking statements. These forward-looking statements are made as of the date of this MD&A. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “expected”, “expectation”, “anticipates”, “believes”, “intends”, “estimates”, “predicts”, “potential”, “targeted”, “plans”, “possible”, “milestones”, “objectives” and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements that appear in this MD&A include: the Company is committed to developing its robotic surgical system with the objective of substantially improving upon minimally invasive surgery; the Company aims to pursue a broad set of surgical indications for the SPORT Surgical System, including general abdominal, gynecologic, urologic and colorectal procedures; the SPORT Surgical System is being developed with the goal of inserting the interactive multi-articulating instruments and the 3D high definition vision system into the patient’s body cavity through a single incision; the Company continues to explore in-licensing opportunities for technologies that may be used in conjunction with the Company’s robotic surgical system; the Company anticipates expanding its patent portfolio by filing patent applications as it progresses in the development of robotic surgical technologies and by licensing suitable technologies; the Company’s current plan is to focus on the development and commercialization of the SPORT Surgical System at estimated incremental costs and according to the timeline as set forth in the table below; the Company has decided to build additional prototypes and develop more advanced instruments and training systems for expanded use for additional surgical procedures; the Company intends to utilize a direct sales force and/or distribution partner(s) to initiate marketing the SPORT Surgical System to hospitals; the Company has not deviated from its plan to use the net proceeds from certain offerings towards the ongoing development and commercialization of its SPORT Surgical System and general working capital purposes; Titan will continue its pursuit of key strategic relationships, carrying on efforts to secure its intellectual property through the patent and licensing process.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual results of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as current global financial conditions, dependence on key personnel, conflicts of interest, obtaining of or cost of additional financing, strategic alliances, uncertainty as to product development and commercialization milestones, results of operations, competition, technological advancements, rapidly changing markets, uncertain market, uncertain acceptance of the Company’s technology or intellectual property, infringement of intellectual property rights, scope and cost of insurance and uninsured risks, risks associated with the Company entering into additional long-term contractual arrangements, ability to license other intellectual property rights, government regulation, changes in government policy, changes in accounting and tax rules, regulatory inquiries, requirements and approvals, contingent liabilities, manufacturing and product defects, history of losses, stock price volatility, future share sales, limited operating history, fluctuating financial results and currency fluctuations. Please also refer to the risk factors set forth starting on page 16 of the Company’s Annual Information Form for the 2016 fiscal year, available on SEDAR at www.sedar.com, which are expressly incorporated by reference into the MD&A.

There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Other than as specifically required by law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements.

History and Business

The Company is, and since July 28, 2008 has been, incorporated under the Business Corporations Act (Ontario).

The address of the Company’s corporate office and its principal place of business is 170 University Avenue, Suite 1000, Toronto, Ontario, Canada M5H 3B3.

The Company was formed by way of amalgamation under the Business Corporations Act (Ontario) on July 28, 2008. Titan does not have any subsidiaries. The Company is committed to developing its robotic surgical system for use in connection with minimally invasive surgery (surgery without large incisions). From inception, the Company has focused on research and development toward its robotic surgical technology and building its intellectual property portfolio, trade secrets and scientific and technical knowledge base.

Overall Performance

The Company’s business is focused on the research and development of computer-assisted robotic surgical technologies for application in minimally invasive surgery (“MIS”). The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System comprises a surgeon-controlled robotic platform, a patient cart that includes a 3D high definition vision system, and multi-articulating instruments for allowing a surgeon to perform MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the robotic platform and a 3D view of inside a patient’s body. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic, urologic and colorectal procedures.

Development of the SPORT Surgical System has proceeded in response to “voice of customer” feedback and consultation with medical technology development firms engaged by the Company and the Company’s Surgeon Advisory Board (the “Surgeon Advisory Board”) comprised of industry-leading surgeons. This has allowed the Company to design a robotic surgical system that would not only include the traditional advantages of robotic surgery - 3D stereoscopic imaging and restoration of instinctive control, but also new and enhanced features including an advanced surgeon workstation that provides an ergonomically-friendly surgeon user interface and a robotic platform with improved instrument dexterity. The advanced ergonomic design of the workstation also includes customized master controllers, a second display for delivering ancillary information to the surgeon and elbow supports instead of forearm supports to provide an overall more comfortable working position. The surgical system is designed to adapt to the surgeon instead of having the surgeon adapt to the system.

The Company has completed research and early development of the major components of the SPORT Surgical System including multi-articulating instruments with multiple degrees of freedom of movement, a custom designed 3D high definition vision system capable of motorized pan and tilt and surgeon controls that allow the user to control the instruments through movements of the surgeon controllers.

The SPORT Surgical System’s robotic platform is being developed with the goal of providing the interactive multi-articulating instruments and the 3D high definition vision system for insertion into a patient’s body cavity through a single incision. The design of the robotic platform includes a camera insertion tube of approximately 19mm in diameter that is capable of being inserted into the patient’s body cavity through a skin incision of approximately 25mm. The camera insertion tube (“CIT”) includes a portion incorporating the 3D high definition vision system inside a camera module at a distal end. The CIT provides the surgeon and OR team with an image during preparation of the patient and once positioned generally at the surgical site, the CIT is configured to deploy into a working configuration wherein the 3D high definition vision system and interactive multi-articulating instruments can be controlled by a surgeon seated at the workstation. The multi-articulating, snake-like instruments are designed to couple with removable and sterile single patient use robotic tools that would provide first use quality for each case and eliminate the reprocessing of tools. The use of reposable (re-usable for a specific number of uses) robotic instruments and single patient use tools allows more use cases for each robotic instrument thus reducing the cost per case. The robotic platform is also designed to include a mast, a boom and wheels for optimal configurability for a variety of surgical indications and the ability to be maneuvered around the operating room and surgical centers where applicable.

As part of the development of the SPORT Surgical System, the Company is also developing a comprehensive training curriculum and post-training assessment for surgeons and surgical teams.

The Company continuously evaluates its technologies under development for intellectual property protection through a combination of trade secrets and patent application filings. As of June 30, 2017, the Company had ownership or exclusive rights to 15 patents and 40 patent applications. The Company anticipates expanding its patent portfolio by filing patent applications as it progresses in the development of robotic surgical technologies and by licensing suitable technologies. In 2012, the Company entered into an exclusive license agreement with Columbia University for a robotic surgical technology for use in single-port surgery. The Company has exclusive license rights for the development and commercialization of the licensed technology, helping form the basis of the SPORT Surgical System.

As part of its development and commercialization efforts, the Company has established certain milestones that it uses to assess its progress towards developing commercially viable robotic surgical technologies. These milestones relate to technology and design advancements as well as conducting the work necessary for completing and supporting regulatory submissions. To assess progress, the Company regularly tests and evaluates its technology. If such tests and evaluations indicate technical defects or failure to meet cost or performance goals, the Company’s commercialization schedule could be delayed and potential purchasers of its initial commercial systems may decline to purchase them or may choose to purchase alternative technologies.

Among other things, the future success of the Company is substantially dependent on continuing its research and development program, including the ongoing support of any outsourced research and development suppliers.

In addition to being capital intensive, research and development activities relating to the sophisticated technologies that the Company is developing are inherently uncertain as to future success and the achievement of desired results. If delays or problems occur during the Company’s ongoing research and development activities, important financial and human resources may need to be diverted toward resolving such delays or problems. Further, there is material risk that the Company’s research and development activities may not result in a functional, commercially viable product or one that is approved by regulatory authorities. See “Risk Factors”.

The current prototype units incorporate previous design and engineering work completed on the SPORT Surgical System and will be used for pre-clinical live animal and human cadaver studies. The live animal and human cadaver studies are expected to provide information in support of anticipated regulatory submissions to the United States Food and Drug Administration (“FDA”) for marketing clearance, and European regulatory authorities for the CE Mark.

The Company achieved its stated milestones for the first and second quarters of 2017, including the finalization of user requirements for its first generation robotic surgical system during the first quarter, and selection of strategic facilities for pre-clinical studies in the US and Europe during the second quarter. The first location was announced in July, and the other two facilities are expected to be announced by mid-August of 2017. Concurrently, during the first and second quarter of 2017, testing and evaluation of the performance of subsystems of existing engineering verification prototype units was conducted, initial formative human factors studies were completed, and design changes were initiated based on subsystem performance and human factors evaluation. Also during the first half of 2017, the Company received notice of issuance of additional US and European patents.

Discussion of Operations

The Company incurred a net and comprehensive loss of $1,865,913 and $6,854,187 during the three and six months ended June 30, 2017, compared with a net and comprehensive loss of $7,934,874 and $19,655,268 for the three and six months ended June 30, 2016. This decrease in net and comprehensive loss for the period is attributed primarily to the reduced research and development activities in 2017 when compared to 2016. In addition, foreign exchange (gain) or loss in the three and six months ended June 30, 2017, was $95,380 and $80,564, compared to a gain of $9,160 and a loss of $330,571 for the comparable periods in 2016. This change in foreign exchange gain and loss is largely attributed to the change in foreign exchange on warrant liabilities of $104,540 and $250,007 for the three and six month periods, respectively.

During the three and six months ended June 30, 2017, corporate efforts were ongoing related to furthering strategic product development and manufacturing relationships, carrying on efforts to secure the Company’s intellectual property through the patent and licensing process, and continuing the development of the Company’s robotic surgical system.

Research and development expenditures (all of which were expensed in the period) for the three and six months ended June 30, 2017 and June 30, 2016, respectively, were as follows:

Research and Development Expenditures	Three Months Ended June 30, 2017	Six Months Ended June 30, 2016	Three Months Ended June 30, 2016	Six Months Ended June 30, 2016
Intellectual property development License and royalties Product development	$ 5,000 - 2,699,054	$ 10,000 5,000 5,635,377	$5,000 0 7,657,739	$10,000 76,000 18,012,418
Total	$ 2,704,054	$5,650,377	$7,662,739	$18,098,418

Research and development expenditures decreased in the six months ended June 30, 2017 compared to the same period in 2016. This decrease was primarily due to a reduction in available funding in 2017 when compared to 2016 and as a result research and development activity was reduced or postponed.

Excluding foreign exchange, general and administrative expenses for the three and six months ended June 30, 2017, were $1,547,421 and $3,002,737 compared to $1,081,651 and $2,229,378 for the comparable period in 2016.

The gain attributed to the change in fair value of warrants for the three and six months ended June 30, 2017 was $2,834,469 and $2,372,473 compared to gain of $800,371 and $1,346,614 for the same period at June 30, 2016. The change in gain of $2,034,098 and $1,025,859 for the three and six months ended June 30, 2017 reflects a more significant reduction in the fair value of warrants in 2017 compared to 2016.

The Company realized $3,275 and $5,408 of interest income during the three and six months period ended June 30, 2017 and $2,493 and $4,267 in the three and six months ended June 30, 2016.

For a discussion with regard to the status of the development of the SPORT Surgical System, please see “Development Objectives” below.

Summary of Quarterly Results

The following is selected financial data for each of the eight most recently completed quarters, derived from the Company’s financial statements, calculated in accordance with IFRS.

	Three Months Ended June 30, 2017	Three Months Ended March 31, 2017	Three Months Ended December 31, 2016	Three Months Ended September 30, 2016	Three Months Ended June 30, 2016	Three Months Ended March 31, 2016	Three Months Ended December 31, 2015	Three Months Ended September 30, 2015
Net sales	-	-	-	-	-	-	-	-
Net and Comprehensive Loss (gain) from operations	$1,865,913	$4,988,274	$2,008,365	$1,659,863	$7,934,874	$11,720,394	$13,136,604	$10,899,586
Basic and diluted loss per share	$0.01	$0.03	$0.01	$0.01	$0.05	$0.09	$0.12	$0.11

Significant changes in key financial data from the three months ended September 30, 2015 to the three months ended June 30, 2017 reflects the ongoing development of the SPORT Surgical System. Also included is the requirement to revalue the Company’s warrant liability at fair value, with subsequent changes recorded through net and comprehensive loss for the period.

Liquidity and Capital Resources

The Company currently does not generate any revenue or income (other than interest income on its cash balances) and accordingly, it is (and it will be for the foreseeable future) dependent primarily upon equity financing for any additional funding required for development and operating expenses.

The ability of the Company to arrange such financing in the future will depend in part upon prevailing capital market conditions and the business success of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company. If additional financing is raised by the issuance of shares or convertible securities from treasury, control of the Company may change and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise to continue its technology development program at its current pace.

The Company had $6,838,358 of cash and cash equivalents on hand and accounts payable and accrued liabilities of $5,607,774 excluding warrant liability, at June 30, 2017, compared to $4,339,911 and $4,232,201 respectively, at December 31, 2016. The Company’s working capital as at June 30, 2017 was $4,218,393 excluding warrant liability, compared to $2,366,832, at December 31, 2016.

Below is a table that sets out the various series of Titan warrants that were previously issued, using historic rates. The disclosure of the potential proceeds in the last column of the table below assumes all warrants are exercised on or before the expiry date. However, there is no assurance that any warrants will be exercised prior to their expiry.

	Issue Date	Expiry Date	Number Issued	Number Outstanding	Exercise Price (CDN $)	Potential Proceeds (CDN $)
TMD.WT.C	March 13, 2013	March 13, 2018	6,260,763	5,260,705	$1.25	6,575,881
TMD.WT.F	November 16, 2015	November 16, 2020	7,012,195	7,012,195	$1.60	11,219,512
TMD.WT.G	February 12, 2016	February 12, 2021	11,670,818	11,600,818	$1.00	11,600,818
TMD.WT.G	February 23, 2016	February 12, 2021	1,746,789	1,746,789	$1.00	1,746,789
TMD.WT.H	March 31, 2016	March 31, 2021	15,054,940	15,054,940	$1.20	18,065,928
TMD.WT.H	April 14, 2016	March 31, 2021	2,258,241	2,258,241	$1.20	2,709,889
TMD.WT.I	September 20, 2016	September 20, 2021	17,083,333	17,083,333	$0.75	12,812,500
TMD.WT.I	October 27, 2016	September 20, 2021	2,030,000	2,030,000	$0.75	1,522,500
NOT LISTED	March 16, 2017	March 16, 2019	10,733,600	10,366,065	$0.40	4,146,426
NOT LISTED	March 16, 2017	March 16, 2021	10,733,600	10,733,600	$0.50	5,366,800
NOT LISTED	June 29, 2017	June 29, 2022	48,388,637	48,388,637	$0.20	9,677,727
NOT LISTED	July 21, 2017	June 29, 2022	11,117,000	11,117,00	$0.20	2,223,400
TOTAL			144,089,916	142,652,323		87,668,171

Development Objectives

The Company uses a combination of internal resources and external development firms to execute the research, development and commercialization plan for the Company’s robotic surgical system.

In the first quarter of 2016, in consultation with its advisors and development partners, the Company re-engineered and optimized its 2016 development plan. This was done partially in view of developments within the robotic surgery sector and published changes to the FDA guidelines, “Applying Human Factors and Usability Engineering to Medical Devices”, issued February 3, 2016. The Company reviewed the FDA’s new guidelines and incorporated additional testing procedures and documentation into its Human Factor and Usability Trials. As a result of changes, the Company previously announced that it expected total costs for it to reach submission of a 510(k) application to the FDA and into early commercialization, to be approximately US$70 million. The amounts and timing of The Company’s actual expenditures will depend upon numerous factors, including the status of its development and commercialization efforts and the amount of cash generated through any strategic collaborations into which it may enter.

The Company estimates that it will require a minimum of approximately US$12 million to fund its development milestones for the second half of 2017, including the completion of the initial requirements and architecture for simulation software and its planned training program, through to completion and reporting on pre-clinical animal studies at strategic facilities in the US and Europe. The Company also plans to confirm FDA clearance requirements and CE Mark pathways in coordination with regulatory authorities.

A complete estimate of the timing and costs for development milestones beyond 2017 are highly speculative. The Company does however estimate that a minimum of an additional US$65 million will be required beyond the second quarter of 2017 in order to submit its 510(k) application to the FDA, apply for the CE Mark, and if successful with those efforts, proceed with early commercialization activities. However, given the uncertainty of, among other things, regulatory, the timing and number of pre-clinical studies (including live animal and human cadaver studies) performed, actual costs and development times may exceed management’s current expectations and an accurate estimate of the future costs of the regulatory phases and development milestones beyond 2017 is not possible at this time.

The Company’s current plan is to raise sufficient financing and continue the development and commercialization of the SPORT Surgical System at estimated incremental costs, and according to the timeline, as set forth in the table below.

Current Development Plan

The Company anticipates development costs through to the second half of 2018 to be as set out in the table below.

Development Milestones		Estimated Cost (in	Schedule for	Comments
		U.S. million $)	Milestone
			Completion

Complete human factors and usability studies
Finalize user requirements for 1st generation robotic surgical system		4.5	Q1 2017	Completed
Select and confirm strategic facilities for pre- clinical studies in US and Europe		0.5	Q2 2017	Three sites selected, one completed and two to be confirmed in Q3.
Test and evaluate performance of subsystems of existing EV units		1.8	Q2 2017	Completed
Complete initial formative human factors studies		1.0	Q2 2017	Completed
Initiate design changes based on subsystem performance and human factors evaluation		1.0	Q2 2017	Initiated on Schedule; Design Changes in Process
Complete and verify system design architecture, including performance testing in laboratory environment and design of surgeon simulation training modules		5.7(2)	Q3 2017

-	Implement design changes and retest system and subsystems

-	Update Design History File and documentation for relevant modules of Company Quality Management Systems (“QMS”)

-	Complete initial requirements and architecture for surgeon simulation software and training program design, as required in preparation for FDA submittal

Verify system performance in pre-clinical (live animal labs, swine), while establishing clear regulatory pathways for US and Europe		5.9(3)	Q4 2017

-	Complete and report on pre-clinical live animal (swine) studies at strategic facilities in US and Europe

-	Confirm FDA and CE Mark pathways in coordination with regulatory authorities

Development Milestones		Estimated Cost (in U.S. million $)	Schedule for Milestone Completion	Comments
Complete software development, system design and update Design History File for regulatory filing applications		10.0(4)	Q1 2018

Verify production system operation with clinical experts under rigorous formal (summative) human factors evaluation under simulated robotic manipulation exercises, and exercise completed surgeon simulation software and training program		9.5(5)	Q2 2018

Complete and document pre-clinical live animal (swine) surgery studies that are representative of anticipated human surgeries for FDA submittal		TBD(1)	Q3 2018

Prepare and submit 510(k) application to FDA and prepare technical file for CE Mark and submit to European Notified Body		TBD(1)	Q4 2018

-	Publish white papers on pre-clinical studies containing evidence of system performance in live animal surgeries that are representative of anticipated human surgeries

Anticipated receipt of FDA 510(k) clearance and CE Mark		TBD(1)	H1 2019

Perform successful human surgeries at initial US and European training centers			H2 2019

TOTAL		TBD(1)

Notes:

(1)	A specific cost for individual milestone completion cannot be estimated at this time.
(2)	Includes research & development costs estimated at approximately US $4.4 million, and general & administrative costs estimated at approximately US $1.3 million.
(3)	Includes research & development costs estimated at approximately US $4.7 million, and general & administrative costs estimated at approximately US $1.2 million.
(4)	Includes research & development costs estimated at approximately US $8.7 million, and general & administrative costs estimated at approximately US $1.3 million.
(5)	Includes research & development costs estimated at approximately US $8.3 million, and general & administrative costs estimated at approximately US $1.2 million.

Upon completion of the development of the SPORT Surgical System and following receipt of all applicable regulatory approvals in the United States and Europe, the Company intends to utilize a direct sales force and/or distribution partner(s) to initiate marketing the SPORT Surgical System to hospitals.

Due to the nature of technology research and development, there is no assurance that these objectives will be achieved, and there can be no assurance with respect to the time or resources that may be required. The Company expects that additional specific milestones could be identified as the development of its SPORT Surgical System progresses, or existing milestones, budgets and the schedule for completion of each milestone may change depending on a number of factors including the results of the Company’s development program, the availability of financing and the ability of development firms engaged by the Company to complete work assigned to them. The total costs to complete the development of the Company’s SPORT Surgical System as referenced above are only an estimate based on current information available to the Company and cannot yet be determined with a high degree of certainty, and the costs may be substantially higher than estimated. Please see “Caution Regarding Forward-Looking Statements” and “Risk Factors”.

Please also refer to the risk factors set forth starting on page 16 of the Company’s Annual Information Form for the 2016 fiscal year, available on SEDAR at www.sedar.com.

Financings

Offerings During Q2 2017

On June 29, 2017 the Company completed an offering of securities (the “Offering”) pursuant to an agency agreement (the “June Agency Agreement”) dated June 26, 2017 between the Company and Bloom Burton Securities Inc. (the “Bloom Burton”). At the first closing of the Offering on June 29, 2017, the Company sold 48,388,637 units at a price of CDN $0.15 per unit for gross proceeds of approximately $5,576,357 ($4,857,152 net of closing cost including cash commission of $382,689 paid in accordance with the terms of the June Agency Agreement). Each unit consisted of one common share of the Company and one common share purchase warrant, each warrant entitles the holder thereof to acquire one common share of the Company at an exercise price of CDN $0.20 and expires June 29, 2022. The warrants were valued at $2,788,274 based on the value of comparable warrants at the time and the balance of $2,788,083 was allocated to common shares. In addition to the cash commission paid to Bloom Burton, broker warrants were issued to Bloom Burton or its syndicate which entitle the holder to purchase 3,285,986 common shares at a price of CDN $0.15 per share prior to expiry on June 29, 2019.

On July 21, 2017 Titan completed the second closing of the Offering pursuant to which the Company sold an additional 11,117,000 units at a price of CDN $0.15 per unit for gross proceeds of approximately $1,328,871 ($1,197,780 net of closing costs including cash commission of $93,021 paid in accordance with the terms of the June Agency Agreement). Each unit consisted of one common share of the Company and one common share purchase warrant, each warrant entitles the holder thereof to acquire one common share of the Company at an exercise price of CDN $0.20 and expiring June 29, 2022. The warrants were valued at $575,844 based on the value of comparable warrants at the time and the balance of $753,027 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 778,190 Common Shares at a price of CDN $0.15 per share prior to expiry on June 29, 2019.

Offerings During Q1 2017

On March 16, 2017 Titan completed an offering (the “March Offering”) of securities made pursuant to an agency agreement dated March 10, 2017 between the Company and Bloom Burton (the “Agent”). The Company sold 21,467,200 units under the Offering at a price of CDN$0.35 per unit for gross proceeds of approximately $5,642,537 ($5,039,114 net of closing cost including cash commission of $394,316 paid in accordance with the terms of the agency agreement). Each unit consisted of one common share of the Company and (i) one-half of one common share purchase warrant, each whole warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of CDN $0.40 and expiring March 16, 2019, and (ii) one-half of one common share purchase warrant, each whole warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of CDN $0.50 and expiring March 16, 2021. The warrants were valued at $1,297,810 based on the value of comparable warrants at the time and the balance of $4,344,727 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to Bloom Burton, broker warrants were issued to Bloom Burton which entitle the holder to purchase 1,500,155 common shares at a price of CDN $0.35 per share prior to expiry on March 16, 2019.

Private Placements - Longtai Medical Inc.

On October 30, 2015, the Company entered into a letter agreement (the “Letter Agreement”) withLongtai Medical Inc. Under the terms of the Letter Agreement, on November 23, 2015, Longtai subscribed for and purchased US $4,000,000 worth of common shares under a private placement, at a subscription price of CDN $1.23 per common share. In the Letter Agreement, the Company granted to Longtai exclusive rights to negotiate with the Company for an exclusive marketing, sales and distribution agreement for the Company’s SPORT Surgical System in the Asia Pacific region (the “Distributorship Agreement”) for a period of 183 days commencing at closing of the private placement. Additionally, Longtai paid to the Company US $2,000,000 as a deposit toward the Distributorship Agreement (“Distributorship Deposit”), which is required to be repaid toLongtai in the event that the Distributorship Agreement is not entered into within such 183 day period. On May 24, 2016, the Company and Longtai executed a three month extension of the exclusive rights granted to Longtai to negotiate the Distributorship Agreement and for the repayment of the Distributorship Deposit to Longtai, extending the negotiation period and the date for repayment of the Distributorship Deposit to August 19, 2016.

On August 24, 2016, the Company announced that it had agreed to extend the exclusive rights granted to Longtai to negotiate the Distributorship Agreement from the previous three month extension to monthly progress reviews. As of April 28, 2017, Titan announce that it had terminated its negotiations with Longtai Medical Inc. and it would return a $2.0 million deposit to Longtai. Subsequently, on July 31, 2017 Titan completed a Subscription Agreement with Longtai Medical Inc. to convert the $2.0 million distribution deposit, received in November 2015, to equity. Under the terms of the Subscription Agreement, Titan will convert the full amount of the Distributorship Deposit into common shares at a price of CDN $0.15 per share and common share purchase warrants, with each warrant exercisable for one common share at an exercise price of CDN $0.20 until expiry on the date that is 60 months from the closing of the private placement (the “Private Placement”). The Private Placement is subject to customary regulatory approval, including the approval of the TSX, and, if completed, will result in the issuance of 16,892,000 common shares and 16,892,000 warrants to Longtai.

Off-Balance Sheet Arrangements

Other than for leased premises occupied by the Company and licensing agreements, the Company does not utilize off balance sheet arrangements.

Outstanding Share Data

The following table summarizes the outstanding share capital as of the date of this MD&A:

Type of Securities	Number of common shares issued or issuable upon conversion
Common shares	247,851,818
Stock options(1)	16,228,932
Warrants	142,652,323
Broker warrants(2)	8,979,289

Notes:

(1)

The Company has outstanding options enabling certain employees, directors, officers and consultants to purchase common shares. Please refer to note 4(b) of the Unaudited Condensed Interim Financial Statements for terms of such options.

(2)

Pursuant to the agency agreement in respect of the February 2016 offering, in addition to the cash commission paid to the agent for the offering, 916,443 broker warrants were issued to the agent. Each broker warrant entitles the holder thereof to acquire one unit of the Company at the price of CDN$0.90 for a period of 24 months following the closing date. Each unit consists of one common share and one warrant. Each warrant entitles the holder to acquire one common share at an exercise price of CDN$1.00 for a period of 60 months from the date of closing.

Pursuant to the agency agreement in respect of the March 2016 offering, in addition to the cash commission paid to Bloom Burton, 1,190,921 broker warrants were issued to the agent. Each broker warrant entitles the holder thereof to acquire one unit of the Company at the price of CDN $1.00 for a period of 24 months following the closing date. Each unit consists of one common share and one warrant. Each warrant entitles the holder to acquire one common share at an exercise price of CDN $1.20 per share for a period of 60 months from the date of closing.

Pursuant to the agency agreement in respect of the September 2016 offering, in addition to the cash commission paid to the agents, 1,307,594 broker warrants were issued to the agents. Each broker warrant entitles the holder thereof to acquire one common share of the Company at the price of CDN $0.60 for a period of 24 months following the closing date.

Pursuant to the agency agreement in respect of the March 2017 offering, in addition to the cash commission paid to the agents, 1,500,155 broker warrants were issued to the agents. Each broker warrant entitles the holder thereof to acquire one common share of the Company at the price of CDN $0.35 for a period of 24 months following the closing date.

Pursuant to the agency agreement in respect of the June 2017 offering, in addition to the cash commission paid to the agents, 4,064,176 broker warrants were issued to the agents. Each broker warrant entitles the holder thereof to acquire one common share of the Company at the price of CDN $0.15 for a period of 24 months following the closing date.

A total of 916,443, 1,190,921, 1,307,594,1,500,155 and 4,064,176 broker warrants were issued in connection with the February 2016 offering, March 2016, September 2016, March 2017 and June 2017 offering, respectively. As of the date hereof, all broker warrants remain outstanding.

Accounting Policies

The accounting policies set out in the notes to the unaudited condensed interim financial statements have been applied in preparing the unaudited condensed interim financial statements for the three and six months ended June 30, 2017, and the comparative information presented in the unaudited condensed interim financial statements for the three and six months ended June 30, 2016.

The preparation of financial statements in conformity with IAS 34 requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of provisions at the date of the financial statements and the reported amount of expenses during the period. Financial statement items subject to significant judgement include, (a) the measurement of stock based compensation and (b) the fair value estimate of the initial measurement of new warrant liabilities. While management believes that the estimates and assumptions are reasonable, actual results may differ.

(a) Stock Options

The Black-Scholes model used by the Company to determine fair values of stock options and warrants was developed for use in estimating the fair value of the stock options and warrants. This model requires the input of highly subjective assumptions including future stock price volatility and expected time until exercise. Changes in the subjective input assumptions can materially affect the fair value estimate.

(b) Warrant Liability

In accordance with IAS 32, because the exercise price of new warrants are not a fixed amount, they are denominated in a currency (Canadian dollar) other than the Company’s functional currency (U.S. dollar). Accordingly, the warrants are accounted for as a derivative financial liability. The warrant liability is initially measured at fair value and subsequent changes in fair value are recorded through Net and Comprehensive Loss for the period. The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are directly or indirectly observable:

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of our Warrant liability is initially based on Level 2 (significant observable inputs) and at June 30, 2017 is based on Level 1, quoted prices (unadjusted) in an active market, for our listed warrants and level 2 for our unlisted warrants.

Related Party Transactions

During the three and six months ended June 30, 2017, transactions between the Company and directors, officers and other related parties were related to compensation matters in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, warrant liability, and other liabilities and charges. The fair value of these financial instruments approximates their carrying values, unless otherwise noted, due to the short term maturities of these instruments or the discount rate applied.

Outlook

The Company’s newly expanded management team has focused its efforts on planned, systematic execution of the development of the SPORT Surgical System, directed toward commercialization.

Although the challenges associated with the successful design development and commercialization of a system as advanced as the SPORT Surgical System are numerous, management believes that with the support of its contract product development and manufacturing partners, it can succeed.

On March 23, 2017 the Company published a revised set of milestones based on a detailed review of its progress expectations going forward. Five milestones were scheduled for completion during the first half of 2017. During the first quarter of 2017, Titan successfully completed its first milestone, finalization of the user requirements for its first generation robotic surgical system. By June 30, 2017, the other four milestones were substantially completed. Management believes that the Company remains on track to complete all of its published milestones for the second half of 2017. During the third quarter, the Company expects to have completed and verified the robotic system design architecture, including performance testing in a laboratory environment and design of surgeon simulation training modules. By the end of 2017, management expects to have placed advanced prototype systems in the three strategic hospital facilities for the purpose of conducting pre-clinical live animal studies.

Concurrent to product development efforts, the Company is mapping the regulatory pathways in the US and Europe, and developing its Quality Management System in preparation for projected FDA clearance and CE Mark approval. As required product testing is completed, the results will be incorporated into the documentation and technical files to be reviewed by regulatory authorities.

Over the next twelve months, the Company plans to raise financing essential to continue the development and commercialization of the SPORT Surgical System. Management will continue to assess the reasonableness of development milestones, as well as timelines and related cost estimates, as additional financing is secured.

The Company’s immediate plans include continuing ongoing development, pursuit of key strategic product development and manufacturing relationships, and continuing efforts to secure its intellectual property through the patent and licensing process. The pace at which the Company can carry out these activities will be substantially dependent on its ability to raise the necessary capital on a timely basis.

Additional Information

Additional information relating to the Company, including Titan’s Annual Information Form for the 2016 fiscal year, is available on SEDAR at www.sedar.com .